Exhibit 1

Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX MAKES SIGNIFICANT PROGRESS

TOWARDS INVESTMENT GRADE

MONTERREY, MEXICO. DECEMBER 6, 2016 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today significant progress in its initiatives to bolster the company’s path to regain an investment-grade capital structure.

These initiatives include several transactions and efforts intended to strengthen CEMEX’s EBITDA and cash flow generation as well as to reduce debt, which are expected to dampen the effects of continued market volatility. CEMEX’s key financial and strategic milestones are the following:

•	Year to date, CEMEX has announced divestments of close to U.S.$2 billion, about half of which have been completed and the rest are expected to close by early next year. As such, CEMEX will be able to meet its U.S.$1.5 to U.S.$2 billion 2017 asset disposal target ahead of schedule.

•	With the proceeds from asset divestments, as well as free cash flow generation and cash on hand, CEMEX has reduced total debt plus perpetual securities by more than U.S.$2 billion year to date, in line with this year’s target. Taking into account this reduction in debt, as well as expected additional debt payments before year end, CEMEX is on target to reach its leverage ratio target of about 4.25 times by the end of this year.

•	With the proceeds from pending asset divestments, as well as continued favorable free cash flow generation, CEMEX is also well on track to reach its debt reduction target of U.S.$3 to U.S.$3.5 billion by the end of 2017.

•	CEMEX is also currently on course to reach its initiatives to increase free-cash-flow by U.S.$670 million by the end of this year. In addition, the company expects to meet its cost-and-expense reduction target of U.S.$150 million which has contributed to CEMEX’s improvement in profitability during 2016.

Furthermore, CEMEX has increased its flexibility to optimize its use of proceeds from asset sales and free cash flow by enlarging its revolving credit facility under its facilities agreement, and now has no significant maturities until March 2018.

“ Despite challenging market conditions, working on the variables we can control has allowed us to be well on our way to significantly strengthen our capital structure, and we expect to continue to be able to do so in the near future,” said Fernando A. Gonzalez, CEO of CEMEX.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information about CEMEX, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX herein described to be materially different from those expressed or implied in this release, including not consummating pending divestitures and not achieving the targets, goals, and milestones described in this press release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.